Exhibit 12

Genpact Limited

Computation of Consolidated Ratio of Earnings to Fixed Charges and Preference Dividends

	Fiscal Year Ended December 31
	2015	2014	2013	2012	2011
	(dollars in millions)
Earnings
Net income attributable to Genpact Limited shareholders	$239.8	$192.0	$229.7	$178.2	$184.3
Income tax expense (1)	61.9	57.4	71.1	78.4	70.7
Less: Interest on unrecognized tax benefits	(1.2)	—	0.1	(0.9)	(0.5)
Fixed Charges	53.2	47.6	51.9	41.2	20.5

Total Earnings	$353.7	$297.0	$352.8	$296.9	$275.0

Fixed Charges
Interest expense	$39.9	$33.8	$38.9	$28.1	$9.2
Estimate of interest as a component of rental expense (2)	12.1	13.8	13.1	12.2	10.8
Interest on unrecognized tax benefits	1.2	—	(0.1)	0.9	0.5

Fixed Charges	$53.2	$47.6	$51.9	$41.2	$20.5

Preference Dividend	—	—	—	—	—
Fixed Charges	53.2	47.6	51.9	41.2	20.5

Fixed Charges and preference dividend	$53.2	$47.6	$51.9	$41.2	$20.5

Ratio of earnings to fixed charges (3)	6.7x	6.2x	6.8x	7.2x	13.4x
Ratio of earnings to fixed charges and preference dividend (3)	6.7x	6.2x	6.8x	7.2x	13.4x

(1)	Income tax expense includes interest on unrecognized tax benefits.
(2)	The interest component of rental expense was estimated at one-fourth of rental expense.
(3)	For purposes of calculating these ratios, “earnings” consists of income before income taxes, fixed charges, amortization of capitalized interest, adjusted for interest capitalized and non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term “fixed charges” consists of interest expense, the amortization of debt issuance costs, an estimate of interest as a component of rental expense and interest on unrecognized tax benefits.